FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                                  7 March 2006

                             INTERNATIONAL POWER plc
                               (Registrant's name)


                                  Senator House
                            85 Queen Victoria Street
                                 London EC4V 4DP
                                     England
                    (Address of principal executive offices)

           Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or form 40-F.

             Form 20-F.........X........Form 40-F.................

           Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                        Yes.............No......X.......

               If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):




                              International Power plc

           Financial Results for the Full Year ended 31 December 2005

(London - 7 March 2006) International Power today announces its preliminary results for the year ended 31 December 2005, and reports on key developments to date.

Sir Neville Simms, Chairman of International Power, said: "The business has delivered a strong performance with EPS (excluding exceptional items) up 57%. This result is underpinned by robust free cash flow driven by a strong performance from the acquired assets and the continued recovery in the UK and US merchant markets. Recognising this performance, the Board is proposing an 80% increase in the dividend to 4.5p per share."

Financial Highlights

   - Profit from operations (excluding exceptional items*) of GBP501 million (2004: GBP222 million) - up 126%
   - EPS (excluding exceptional items) of 13.5p (2004: 8.6p) - up 57%
   - EPS (including exceptional items) of 19.4p (2004: 7.5p) - up 159%
   - Free cash flow** of GBP285 million (2004: GBP104 million) - up 174%
   - DPS of 4.5p proposed - up 80%

*For an analysis and explanation of exceptional items please see Note 3 to this statement. All subsequent reference to 2005 financial performance is on a pre-exceptional basis (unless stated otherwise).
** Free cash flow is set out in Note 4 to this statement.

Profit from Operations***                      Year Ended
(excluding exceptional items)                  31 December
                                        2005              2004               %
                                        GBPm              GBPm        increase

North America                             49               (21)            n/a
Europe                                   260                97             168
Middle East                               24                20              20
Australia                                125                98              28
Asia                                     102                60              70

Regional total                           560               254             120
Corporate Costs                          (59)              (32)             84

Total                                    501               222             126

***Profit from operations comprises the sum of profit before interest and tax
(PBIT) of subsidiaries and profit after tax (PAT) of joint ventures and associates. It includes a net charge of GBP35 million relating to the re-measurements of financial instruments that are classified as derivatives but do not qualify for hedge accounting under IAS 39.

Outlook

We expect 2006 to be a year of further growth. This is driven principally by continued recovery in two of our key merchant markets, namely the UK and the US, and our new build programme in the Middle East progressively reaching commercial operation. We will continue our disciplined approach to value enhancing growth opportunities in our core regions, alongside our commitment to increase our dividend pay-out over the medium-term.

North America

North America generated revenue of GBP694 million (2004: GBP260 million). Profit from operations amounted to GBP49 million compared to a loss from operations of GBP21 million last year. The region benefited from strong operating and financial performance in Texas at both Midlothian and Hays, with the latter returning to service in May 2005. The contracted assets once again performed well and benefited from a significant contribution from EcoElectrica in Puerto Rico.

The Texas power market showed further signs of recovery during 2005 as pricing levels increased from the low levels in 2003 and 2004. Market prices improved driven by the demand for peak power (up 3% to 60,300 MW), a warm summer and a reduction in surplus generation following the retirements and mothballing of inefficient plant in 2004 and 2005. The current reserve margin in Texas is 24%, and we expect a further reduction this year. In Texas, gas fired generation typically sets the marginal price for power which means that the relatively high efficiency of our gas fired plants provides an economic advantage when gas prices are high.

In New England, the underlying reserve margin is now estimated at 20%. In this market oil fired generation has a greater role in determining the market price of power, therefore the relatively high efficiency of our gas fired plants does not enjoy the same benefits of a high gas price environment as in Texas. Overall, spark spreads showed a smaller recovery than we experienced in Texas. Q1 2004 benefited from some very high, short duration, price spikes which lifted the full year spreads last year. Excluding this, the underlying spreads are ahead of 2004.

In January 2006 the New England system operator reported progress on the establishment of a capacity payment mechanism (a Forward Procurement Market instead of the previously proposed LICAP system). The details of the proposed capacity market are expected to be disclosed in Q4 2006. This is a positive development for the New England market and is designed to ensure improved security of supply and encourage the provision of reliable generation, particularly at times of peak demand.

For 2006, approximately 60% of our expected output in Texas and approximately 30% of our expected output in New England has been forward contracted. Both markets have shown signs of recovery and our expectation for market recovery in both Texas and New England remains in the 2007-2009 timeframe. Operationally, the plants have performed well. We have also introduced an in-house outage team which has delivered both improved maintenance and service levels, and cost savings.

Europe

Europe generated revenue of GBP1,387 million (2004: GBP520 million) and profit from operations of GBP260 million, up from GBP97 million in 2004. Key contributors to this growth in earnings were First Hydro, ISAB, Turbogas and Saltend, together with a strong improvement in earnings at Rugeley. Spanish Hydro, International Power Opatovice (previously called EOP), Pego and Uni-Mar also performed well.

First Hydro delivered a strong contribution to profits with a robust performance in both the UK wholesale electricity and balancing services markets. High levels of availability and reliability in 2005 once again enabled First Hydro to successfully provide reserve capacity and rapid response services in the market.

In the UK, the rising oil price was a key factor in driving up the price of gas, which in turn, generally sets the price of power. Whilst this helped improve financial performance at Rugeley (which is coal fired with relatively stable fuel costs), underlying spreads for gas fired generation have not improved to the same extent. In 2006, forward markets indicate that both dark and spark spreads should be up on 2005. Approximately 65% of the expected output for 2006 from Rugeley, Deeside and Saltend is now forward contracted.

As a result of the improvement in outlook for dark spreads, we performed a review of the carrying value of Rugeley which was previously impaired by GBP58 million in 2002. As a consequence of this review, we fully reversed the remaining impairment at Rugeley of GBP52 million.

In February 2006, we confirmed our intention to install Flue Gas Desulphurisation (FGD) equipment at Rugeley. FGD equipment will allow Rugeley to reduce sulphur emissions and operate at a higher load factor. This decision was primarily based on the anticipated longer term CO2 allocations for coal fired plant in the UK. We are currently negotiating an Engineering, Procurement and Construction (EPC) contract for this project.

During 2005 Rugeley received GBP68 million in partial settlement in respect of our claim for compensation for the termination of the TXU tolling agreement in November 2002. A further GBP15 million was received in January 2006, taking total receipts to GBP83 million.

The acquisition of Saltend was completed in July 2005 in a 70:30 partnership with Mitsui & Co., Ltd of Japan. Approximately 7% of the plant's generating capacity and all of the plant's steam output is contracted to BP Chemicals Limited until 2015 with the balance of the power output sold into the UK power market. As Saltend was acquired with a gas contract for its fuel supply, its fuel cost has been largely unaffected by the volatility of UK gas prices in the year. Saltend has delivered a strong financial performance.

In Portugal, Turbogas and Pego continue to perform well with high availability and a high utilisation by the off-taker, REN. In December 2005, we acquired an additional 5% shareholding in the 600 MW Pego power plant (and associated companies) from EdF for a consideration of GBP5 million, increasing our ownership to 50%, or 300 MW (net). International Power Opatovice delivered another good performance in 2005 with strong demand for power and district heating.

Middle East

Revenue in the Middle East increased to GBP67 million (2004: GBP54 million), and profit from operations increased to GBP24 million from GBP20 million last year. The region benefited from a first full year of operation at Shuweihat in the UAE where the overall commercial availability for both power and water was at a very high (99%) level.

The existing plant at Umm Al Nar also delivered high levels of availability for power and water, both in excess of 90% and well above its Power and Water Purchase Agreement (PWPA) requirements. In relation to plant expansion, all three new gas turbines have been fired and synchronised with the grid in open-cycle mode and full commercial operation is expected in the second half of 2006.

Construction at the four Tihama sites in Saudi Arabia, for Saudi Aramco - Ju'aymah, Ras Tanura, Shedgum and Uthmaniyah - together comprising 1,074 MW and 4.5m lbs/hr of steam - is progressing well. Uthmaniyah is at the most advanced stage of construction and is expected to commence operation in the first half of 2006. Overall, the Tihama construction programme is on track to conclude in the last quarter of 2006, with the four plants progressively reaching commercial operation throughout this year.

In Qatar, the financing for the Ras Laffan B (1,025 MW, 60 MIGD) power and water plant was completed in April 2005. The financing was strongly supported by a consortium of major local and international banks. International Power's equity contribution amounts to US$72 million (GBP42 million) for its 40% share in this project. Construction commenced in the first half of 2005 with final completion expected in 2008. The output from Ras Laffan B is contracted to Qatar General Electricity and Water Corporation (KAHRAMAA) under a 25-year PWPA.

On 22 January 2006, along with our partners Suez Energy International of France and Sumitomo Corporation of Japan, we signed an agreement to acquire the Hidd independent power and water project in Bahrain, 40% owned by International Power, 30% by Suez Energy International, and 30% by Sumitomo Corporation. The consortium also signed a 22-year PWPA with the Ministry of Electricity and Water for its output. The PWPA covers the output from the existing 910 MW combined cycle gas turbine (CCGT) and 30 MIGD water desalination facility, together with the output from a new-build 60 MIGD desalination expansion which is expected to be in operation by the end of 2007.

The total cost of the Hidd project is estimated to be US$1.25 billion (GBP728 million), which will be funded by a mix of debt and equity in an 85:15 ratio. The total project cost includes the purchase price for the existing plant and the cost of the 60 MIGD extension. International Power's 40% equity investment will be US$75 million (GBP44 million). Financial close is expected in April 2006, and completion of the acquisition is expected to take place in July 2006.

International Power now has six projects in five countries in the Middle East region with a project enterprise value of some US$6.5 billion (GBP3.8 billion) and an equity commitment of around US$400 million (GBP233 million). The growing economies of the Middle East, and the strong increase in demand for both power and water, make this region attractive for further investment by International Power.

Australia

Revenue in Australia rose to GBP420 million in 2005 (2004: GBP231 million). Profit from operations increased to GBP125 million (2004: GBP98 million) reflecting contributions from acquisitions and development projects, principally Loy Yang B, Kwinana, Energy Australia and Canunda. As expected, earnings from Hazelwood were down on 2004 due to the completion of contracts placed in prior years. Hazelwood's average achieved price in 2005 was once again ahead of the underlying market price for electricity.

In 2006, we expect to achieve prices at a slightly lower level than 2005. For 2006, some 70% of expected merchant output has been contracted.

Canunda, our new-build 46 MW wind farm in South Australia, successfully started commercial operation in March 2005 and is fully contracted under a long-term PPA.

At Hazelwood, the development of our existing open cast mine progressed on plan. An agreement was reached this year with the Victorian Government which allows access to additional coal from the West Field mine and provides long-term security of coal supply for Hazelwood. As part of this agreement, Hazelwood undertook to limit its life-time emission of carbon dioxide to 445 million tonnes.

International Power and EnergyAustralia, an experienced retailer in the Australian market, established a 50:50 partnership to provide electricity and gas to retail customers in Victoria and South Australia. Since formation in July 2005, this retail partnership has increased the number of power and gas accounts from 175,000 to 275,000. This additional route to customers provides a partial hedge for our generation assets in Australia.

In accordance with an agreement with the Australian Competition and Consumer Commission (ACCC), we sold the 300 MW Valley Power peaking plant in Victoria to Snowy Hydro in October 2005.

Asia

Revenue in Asia increased to GBP368 million from GBP202 million in 2004, with a corresponding increase in profit from operations to GBP102 million from GBP60 million in 2004. This growth in earnings is primarily attributable to earnings from Paiton, which contributed its first full year of profits since its acquisition in December 2004. In 2005, Paiton consistently generated high levels of output and achieved availability levels significantly in excess of its PPA requirements.

HUBCO and KAPCO in Pakistan continue to deliver a good performance. Both companies are listed on the Karachi Stock Exchange and as at 3 March 2006 the market value of International Power's shareholding in HUBCO and KAPCO totalled GBP186 million.

Uch, in Pakistan, delivered a solid contribution since acquisition in February 2005. Its fuel supplies were interrupted in early 2006 due to local civil unrest. However, the plant remained fully available on distillate fuel ensuring continuity of supply with no material financial impact. The pipeline was re-commissioned quickly and the plant continues to operate normally.

At Thai National Power (TNP), we are expanding our 120 MW plant by 23 MW to meet growing local demand for power. The construction of the expansion is expected to complete by H2 2006, and we have already refinanced the existing debt to provide the necessary funding.

At Malakoff in Malaysia the construction of the new-build coal fired 2,100 MW Tanjung Bin plant, in which Malakoff has a 90% interest, is on schedule to begin commercial operation in Q4 this year. As at 3 March 2006 the value of International Power's shareholding in Malakoff was some GBP219 million.

Corporate Costs

Corporate costs at GBP59 million are GBP27 million higher than 2004. This is due to the significant growth and complexity of the Group, higher employee share scheme costs and a provision for certain CEGB legacy pension schemes.

Interest

Net interest expense (excluding exceptional items) at GBP202 million is GBP125 million higher than 2004. This is mainly due to the impact of additional debt relating to the EME, Turbogas and Saltend acquisitions. 2004 also benefited from interest income earned on cash reserves held in contemplation of the EME and Turbogas acquisitions.

Tax

The tax charge (excluding the tax effect of exceptional items) at GBP55 million is GBP30 million up on the 2004 charge. This is mainly due to higher profitability and an increase in the effective tax rate from 25% to 31%. This higher tax rate reflects the tax profile of the EME portfolio and the reducing benefit of foreign tax holidays.

Exceptional Items

Net exceptional gains of GBP120 million were booked in 2005, comprising:

   - GBP58 million compensation in respect of the tolling agreement with TXU;
   - GBP52 million on the impairment reversal of Rugeley;
   - GBP4 million profit on disposal of Tri Energy;
   - GBP3 million profit on sale of land in Thailand; and
   - GBP3 million profit on sale of shares in Interconnector UK.

Dividend

The Board is proposing a dividend of 4.5p per share (2004: 2.5p), an increase of 80% year on year and representing a pay-out ratio of 33% of pre-exceptional EPS. We have increased our pay-out ratio earlier than planned (previously 30%), in light of our strong financial performance. Our intention to progressively move towards a dividend pay-out ratio of 40% in the medium-term remains unchanged.

Payment of this dividend, to shareholders registered on the Company share register on 26 May 2006, is due to be made on 23 June 2006 following approval at the 2006 AGM, which will be held on 17 May 2006.

Summary Cash Flow

A summary of the Group cash flow is set out below:


                                                   Year ended 31 December

                                                   2005             2004
                                                   GBPm             GBPm

Profit for the year (post exceptionals)             330              104
Adjustment for non-cash items (see note
below)*                                             180               91
Dividends received from joint ventures and
associates                                           92               69
Movements in working capital                        (21)               3
Capital expenditure - maintenance                   (72)             (59)
Other cash movements                                  3                -
Tax and interest paid                              (227)            (104)

Free cash flow                                      285              104
Finance costs - exceptional                          (5)             (26)
Refinancing costs capitalised on acquisition
debt                                                 (7)             (22)
Capital expenditure for growth projects            (188)            (158)
Returns from investments/capital expenditure
- other financial investments                        48              (61)
Acquisitions                                       (571)          (1,195)
Disposals                                           211               17
Receipt from TXU administrators - exceptional        58                -
Dividends paid                                      (37)               -
Proceeds from share/rights issue                      2              286
Funding from minorities                              80              165
Foreign exchange and other                         (181)              62

Decrease/(increase) in net debt                    (305)            (828)
Opening net debt                                 (2,745)            (692)
Transitional adjustment on first time
adoption of IAS39                                    44                -
Net cash/(debt) on acquisition of subsidiaries       27           (1,225)

Closing net debt                                 (2,979)          (2,745)


*Non-cash items are set out in Note 4 to the Accounts. They include profit and loss charges for interest, tax, depreciation, the share of profit of joint ventures and associates, the exceptional profit on the TXU settlement and the reversal of Rugeley impairment.

Free cash flow for the year ended 31 December 2005 was GBP285 million, an increase of GBP181 million compared to 2004. This increase reflects the underlying profitability of the assets acquired in 2004 and 2005 together with improving margins in the UK and US merchant markets.

Dividends from joint ventures and associates of GBP92 million are up GBP23 million from 2004, reflecting the portfolio expansion.

Capital expenditure for growth projects at GBP188 million principally comprises of spend on the Tihama project in Saudi Arabia, together with the Hazelwood West Field mine extension and the completion of the Canunda wind farm project.

Acquisitions of GBP571 million in 2005 mainly relates to Saltend, together with the retail partnership with EnergyAustralia and some final cash flows relating to the IPM acquisition. Disposals of GBP211 million relate to the sale of Tri Energy, Italian Wind and Valley Power, together with the sale of 20% of Turbogas relating to EdP pre-emption rights. Foreign exchange and other includes an exchange charge of GBP160 million on retranslation of net debt balances held to finance our overseas investments, which have increased by a similar amount.

Balance Sheet

A summarised, reclassified presentation of the Group balance sheet is set out below:


                                                        As at 31 December
                                                      2005            2004
                                                      GBPm            GBPm

Non current assets                                   4,590           3,748
Intangibles and tangibles
Investments                                          1,379           1,255
Other long-term receivables                            623             664

                                                     6,592           5,667
Net current liabilities (excluding net debt items)    (327)           (116)
Non current liabilities (excluding net debt items)    (911)           (748)
Net debt                                            (2,979)         (2,745)

Net assets                                           2,375           2,058

Gearing                                                125%            133%
Debt capitalisation                                     56%             57%


The increase in intangibles and tangibles of GBP842 million principally reflects the acquisition of Saltend, capital expenditure on growth projects such as Tihama, and retranslation gains of GBP179 million, principally on our Australian and US dollar assets.

The increase in net current liabilities relates to GBP228 million of derivatives recognised in the balance sheet following the adoption of IAS 39, and provisions for power contracts that were made on the acquisition of Saltend. Under IFRS the derivative contracts are revalued at each period end but have no impact on future cash flow.

Non current liabilities have increased by GBP163 million to GBP911 million principally due to derivatives recognised following the adoption of IFRS and deferred tax liabilities recognised on the acquisition of Saltend.

Net debt has increased in 2005 as a result of the acquisition of Saltend and further capital expenditure at Tihama, partially offset by strong cash flow generation and the disposals of Valley Power and Italian Wind.

Achieved Spark and Dark Spreads for the Full Year ended 31 December 2005

North America


New England                                              2005            2004

Spark spread ($/MWh)                                       $6             $12
Load factor                                                40%             25%

Texas (Midlothian)                                       2005            2004

Spark spread ($/MWh)                                      $12              $8
Load factor                                                55%             30%

Texas (Hays)                                             2005            2004

Spark spread ($/MWh)                                      $12             N/a
Load factor                                                65%            N/a

United Kingdom

Rugeley                                                  2005            2004

*Dark spread (GBP/MWh)                                  GBP15            GBP9
Load factor                                                60%             50%

Deeside                                                  2005            2004

*Spark spread (GBP/MWh)                                 GBP12            GBP5
Load factor                                                60%             70%
*Excludes CO2 costs

Australia

Hazelwood                                                2005            2004

Achieved power price (A$/MWh)                            A$34            A$38
Load factor                                                80%             80%

For further information please contact:

Media Contact:                         Investor Contact:
Sara Richardson                        Aarti Singhal
+44 (0)20 7320 8619                    +44 (0)20 7320 8681


About International Power

International Power plc is a leading independent electricity generating company with 16,642 MW (net) in operation and 1,729 MW (net) under construction. International Power has power plants in operation or under construction in Australia, the United States of America, the United Kingdom, the Czech Republic, Italy, Portugal, Spain, Turkey, Bahrain, Oman, Qatar, Saudi Arabia, the UAE, Indonesia, Malaysia, Pakistan, Puerto Rico and Thailand. International Power was listed on the London Stock Exchange and the New York Stock Exchange (as ADRs) on 2 October 2000. The ticker symbol on both stock exchanges is "IPR".




International Power plc

Consolidated Income Statement
For the year ended 31 December 2005



                                         Year ended                                Year ended
                                      31 December 2005                          31 December 2004

                              Excluding                    Including        Excluding                    Including
                            exceptional   Exceptional    exceptional      exceptional   Exceptional    exceptional
                                  items        items*          items            items        items*          items
                      Note         GBPm          GBPm           GBPm             GBPm          GBPm           GBPm

Revenue: Group and
share of joint
ventures and
associates                        2,936             -          2,936            1,267             -          1,267
Less: share of joint
ventures' and
associates' revenue              (1,003)            -         (1,003)            (499)            -           (499)

Group revenue                   2 1,933             -          1,933              768             -            768
Cost of sales                    (1,565)           52         (1,513)            (637)            -           (637)

Gross profit                        368            52            420              131             -            131
Other operating                      64            58            122               56             -             56
income
Other operating
expenses                           (129)            -           (129)             (78)           11            (67)
Share of results of
joint ventures and
associates                          198             -            198              113             -            113
Profit from
operations                2         501           110            611              222            11            233
Disposal of
investments                           -            10             10                -             4              4
Finance income                       53             -             53               30             -             30
Finance expenses                   (255)            -           (255)            (107)          (31)          (138)

Profit before tax                   299           120            419              145           (16)           129
Income tax expense                  (55)          (34)           (89)             (25)            -            (25)
Profit for the year                 244            86            330              120           (16)           104
Attributable to:
Minority interests                   45             -             45                8            (2)             6
Equity holders of
the parent                          199            86            285              112           (14)            98
Earnings per share:

Basic                              13.5p                        19.4p             8.6p                         7.5p
Diluted                            13.0p                        18.5p             8.5p                         7.4p

* Following the implementation of IFRS, the Group has decided to continue with its separate presentation of certain items as exceptional. These are items which, in the judgement of the Directors, need to be disclosed separately by virtue of their size or incidence in order for the reader to obtain a proper understanding of the financial information (see note 3).



Consolidated Balance Sheet
As at 31 December 2005


                                                        As at             As at
                                                  31 December       31 December
                                                         2005              2004
                                                         GBPm              GBPm

Non-current assets
Goodwill and intangible assets                            383               206
Property, plant and equipment                           4,207             3,542
Investments                                             1,379             1,255
Other long-term receivables                               623               664

Total non-current assets                                6,592             5,667

Current assets
Inventories                                               110                91
Trade receivables and prepayments                         408               238
Derivative financial instruments                          268                 -
Assets held for trading                                    52                47
Cash and cash equivalents                                 620               565

Total current assets                                    1,458               941

Total assets                                            8,050             6,608

Current liabilities
Loans and bonds                                           187               100
Derivative financial instruments                          496                 -
Other current liabilities                                 617               445

Total current liabilities                               1,300               545

Non-current liabilities
Loans and bonds                                         3,464             3,257
Derivative financial instruments                          191                 -
Trade and other payables                                   95               170
Deferred tax liabilities                                  557               514
Other provisions                                           68                64

Total non-current liabilities                           4,375             4,005

Total liabilities                                       5,675             4,550

Net assets                                              2,375             2,058

Equity
Share capital                                             737               737
Reserves                                                1,355             1,096

Total equity attributable to equity holders of
the parent                                              2,092             1,833
Minority interests                                        283               225

Total equity                                            2,375             2,058

Net debt                                               (2,979)           (2,745)

Gearing                                                 125.4%            133.4%
Debt capitalisation                                      55.6%             57.2%



Consolidated Statement of Changes in Total Equity
For the year ended 31 December 2005

                                                   Year ended        Year ended
                                                  31 December       31 December
                                                         2005              2004
                                                         GBPm              GBPm

Foreign exchange translation differences
(net of tax)                                               88               (40)
Fair value movement on cash flow hedges taken to
equity (net of deferred tax of GBP41 million)             (98)                -

Net expense recognised directly in equity                 (10)              (40)

Net profit for the year                                   330               104

Total recognised income and expense for the year          320                64

Recognition of equity component in 3.75%
convertible US dollar bond                                 50                 -
Issue of shares                                             2               286
Minority interests in acquisitions and disposals           16                30
Equity funding from minority interests                      6               154
Dividends:
On ordinary shares                                        (37)                -
To minority interests in subsidiaries                     (14)               (3)
Other movements                                             9                 2

Net increase in total equity                              352               533

Balance at beginning of the year                        2,058             1,525

Restatement on adoption of IAS 32 and IAS 39 at
1 January 2005                                            (35)                -

Balance at end of the year                              2,375             2,058



Consolidated Cash Flow Statement
For the year ended 31 December 2005


                                                   Year ended        Year ended
                                                  31 December       31 December
                                                         2005              2004
                                            Note         GBPm              GBPm

Net cash inflow from operating
activities                                     4          331                56

Investing activities
Purchase of property, plant and equipment -
growth                                                   (188)             (158)
Compensation for long-term contractual
performance shortfalls                                      -                 5
Acquisitions of subsidiaries, net of cash
acquired                                                 (494)           (1,045)
Acquisitions of investments                               (50)                -
Returns from/(investment in) joint ventures
and associates                                             48               (60)
Other financial investment                                  -                (1)
Proceeds from disposals of subsidiaries                    73                 -
Proceeds from disposal of investments                     138                 -
Proceeds from partial disposal of associate                 -                17

Net cash used in investing activities                    (473)           (1,242)

Financing activities
Dividends paid                                            (37)                -
Proceeds from share issue                                   2               286
Advances from banks (net of repayments)                   148               617
Funding from minority interests                            80               165
Dividends paid to minority interests                      (14)               (3)

Net cash from financing activities                        179             1,065

Net increase/(decrease) in cash and cash
equivalents                                                37              (121)

Cash and cash equivalents at beginning of
year                                                      565               696

Effect of foreign exchange rates thereon                   18               (10)

Cash and cash equivalents at end of year                  620               565



Notes to the Accounts
For the year ended 31 December 2005


1.     Basis of preparation

These financial statements do not constitute statutory accounts of International Power plc and its subsidiaries ("the Group") for the year ended 31 December 2005 within the meaning of Section 240 of the Companies Act 1985, but are derived from those accounts. The statutory accounts for 2005, which are being prepared under IFRS as adopted by the EU will be finalised on the basis of the financial information presented by the directors in this preliminary announcement and will be delivered to the Registrar of Companies in due course.

The comparative figures for the financial year ended 31 December 2004 are not the Group's statutory accounts for that financial year. Those accounts, which were prepared under UK Generally Accepted Accounting Practices ("UK GAAP"), have been reported on by the Company's auditors and delivered to the Registrar of Companies. The report of the auditors was unqualified and did not contain statements under section 237(2) or (3) of the Companies Act 1985.

A full list of the UK GAAP accounting policies is provided in the Group's financial statements for the year ended 31 December 2004. A reconciliation of total equity and retained profit from UK GAAP to International Financial Reporting Standards ("IFRS") for the comparative periods is included in note 6, together with narrative describing the key differences applicable to the Group.

International Financial Reporting Standards

EU law (IAS Regulation EC 1606/2002) requires that the consolidated financial statements of the Group, for the year ended 31 December 2005, be prepared in accordance with IFRS as adopted by the EU ("adopted IFRS").

The financial statements for the year ended 31 December 2005 have been prepared for the first time in accordance with adopted IFRS and its interpretations issued by the International Accounting Standards Board (IASB).

Implementation of IAS 32 and IAS 39

The Group has taken the exemption from the requirement to restate comparative information for IAS 32 (Financial Instruments: Disclosure and Presentation) and IAS 39 (Financial Instruments: Recognition and Measurement) in accordance with IFRS 1 (First-time Adoption of International Financial Reporting Standards).

The Group has continued to apply UK GAAP in respect of financial instruments for the 2004 comparative period presented. If IAS 32 and IAS 39 had been adopted, the market value of derivative financial instruments would have been recognised on the face of the balance sheet with the movements accounted for through the income statement or hedging reserve as appropriate.

IAS 32 and IAS 39 have been implemented with effect from 1 January 2005.

2.     Segmental analysis


                                 Year ended 31 December 2005           Year ended 31 December 2004

                                           Share of                                Share of
                                              joint                                   joint
                                           ventures                                ventures
                                                and                                     and
                         Subsidiaries    associates    Total     Subsidiaries    associates    Total
                                 GBPm          GBPm     GBPm             GBPm          GBPm     GBPm
Revenue
North America                     523            171     694              188             72     260
Europe                            990            397   1,387              308            212     520
Middle East                        24             43      67               24             30      54
Australia                         369             51     420              223              8     231
Asia                               27            341     368               25            177     202

                                1,933          1,003   2,936              768            499   1,267



                                 Year ended 31 December 2005           Year ended 31 December 2004

                                           Share of                                Share of
                                              joint                                   joint
                                           ventures                                ventures
                                                and                                     and
                         Subsidiaries    associates    Total     Subsidiaries    associates    Total
                                 GBPm          GBPm     GBPm             GBPm          GBPm     GBPm

Profit/(loss) from
operations (excluding
exceptional items)
North America                      20            29       49              (29)            8      (21)
Europe                            205            55      260               52            45       97
Middle East                        12            12       24               13             7       20
Australia                         119             6      125               96             2       98
Asia                                6            96      102                9            51       60

                                  362           198      560              141           113      254

Corporate costs                   (59)            -      (59)             (32)            -      (32)

                                  303           198      501              109           113      222


Notes

1. The segmental profit from operations after exceptional items for the year ended 31 December 2005 is GBP370 million for Europe (31 December 2004:
       Europe profit of GBP108 million).

2. UK GAAP format segmental information is provided on page 27 of this report. This additional table presents the profit from operations for joint ventures and associates before deducting interest, tax and minority interest.

3.     Exceptional items

Following the implementation of IFRS, the Group has decided to continue with its separate presentation of certain items as exceptional. These are items which, in the judgement of the Directors, need to be disclosed separately by virtue of their size or incidence in order for the reader to obtain a proper understanding of the financial information.


                                                    Year ended    Year ended
                                                   31 December   31 December
                                                          2005          2004
                                                          GBPm          GBPm

Impairment reversal of Rugeley                              52             -

Exceptional items recognised in cost of sales               52             -

Compensation in respect of the tolling agreement
with TXU                                                    58             -

Exceptional items recognised in other operating
income                                                      58             -

Release of a guarantee on sale of Elcogas                    -            11

Exceptional items recognised in other operating
expenses                                                     -            11

Profit on disposal of Tri Energy                             4             -
Profit on disposal of shares in Interconnector UK            3             -
Profit on disposal of land in Thailand                       3             -
Profit on partial disposal of a holding in HUBCO             -             4

Exceptional items recognised in disposal of investments     10             4

US swap termination costs                                    -           (15)
Other refinancing costs                                      -           (16)
Exceptional items recognised in finance expenses             -           (31)

Taxation on Rugeley impairment reversal                    (16)            -
Taxation on compensation in respect of the tolling
agreement with TXU                                         (17)            -
Taxation on disposal of shares in Interconnector UK
and on disposal of land in Thailand                         (1)            -

Taxation on exceptional items                              (34)            -

Total exceptional items after attributable taxation         86           (16)

In March 2005, Rugeley Power received GBP54 million from the TXU Administrators in relation to its contract termination claim. In August 2005, Rugeley received an additional GBP14 million. An exceptional item of GBP58 million has been recorded, with the remaining GBP10 million reflecting the recovery of debtor balances, costs associated with the claim that had previously been incurred and Administrator fees.

4.     Reconciliation of profit to net cash inflow from operating activities


                                                    Year ended    Year ended
                                                   31 December   31 December
                                                          2005          2004
                                                          GBPm          GBPm

Profit for the year                                        330           104

Adjustments for:
Net interest expense                                       202           108
Tax expense                                                 89            25
Share of profit of joint ventures and associates          (198)         (113)
Depreciation of property, plant and equipment
and amortisation of intangibles                            188            85
Decrease in finance lease receivables                       10             2
Profit on disposal of investments                          (10)           (4)
Exceptional impairment reversal                            (52)            -
Exceptional profit on receipt from TXU Administrators      (58)            -
Release of a guarantee on sale of Elcogas                    -           (11)
Other non-cash movements                                     6             -
Increase/(decrease) in provisions                            3            (1)

Adjustment for non-cash items                              180            91
Dividends received from joint ventures and associates       92            69
Proceeds from sale of property, plant and equipment          3             -
Purchase of property, plant and equipment - maintenance    (72)          (59)

Operating cash flows before movements in working capital   533           205
(Increase)/decrease in working capital                     (21)            3

Cash generated from operations                             512           208
Taxes paid                                                (31)           (20)
Net interest paid                                        (196)           (84)

Free cash flow                                            285            104
Exceptional receipt from TXU Administrators                58              -
Finance costs - exceptional                                (5)           (26)
Refinancing costs capitalised on acquisition debt          (7)           (22)

Net cash inflow from operating activities                 331             56

5.     Acquisitions and disposals

Acquisitions and disposals during 2005

The following significant acquisitions and disposals took place during the year ended 31 December 2005:

Turbogas

On 26 January 2005 the Company completed the purchase of an additional 5% in Turbogas, a 990 MW CCGT power station in Portugal, from Koch Transporttechnik. This follows the acquisition of a 75% stake on 4 November 2004, the date from which the results of Turbogas have been consolidated using the acquisition method.

On 16 March 2005 the Company sold a 20% stake in Turbogas to EdP pursuant to an option agreement. This transaction leaves the Company with a 60% interest in Turbogas.

Uch Power Limited

On 9 February 2005 the Company completed the purchase from E.ON UK plc of a 40% stake in Uch Power Limited, the owner of a 586 MW gas fired plant in Pakistan.

Tri Energy Company Limited

On 3 February 2005 IPM Eagle LLP, a 70% subsidiary of International Power plc, acquired a 25% interest in Tri Energy Company Limited from Edison Mission Energy. Tri Energy is a 700 MW gas powered plant in Thailand. Pursuant to a call option agreement of the same date, on 9 March 2005 this stake was sold 50% each to Ratchaburi Gas Company Limited and Texaco Thailand Energy Company I.

Italian Wind

A 50% interest in Italian Wind was acquired by IPM Eagle LLP as part of the Edison Mission Energy portfolio on 17 December 2004. The owner of the other 50% of the project exercised its contractual right of first refusal to acquire the stake and a sale was completed on 31 March 2005.

EnergyAustralia

On 7 July 2005 International Power Australia, a wholly owned subsidiary of International Power plc, completed the retail partnership agreement with EnergyAustralia. The consideration was A$60 million (GBP25 million) for a 50% share of the partnership.

Saltend

On 28 July 2005 IPM Eagle LLP completed the purchase of the 1,200 MW CCGT Saltend power plant in Hull from Calpine Corporation for a total consideration of GBP495 million. The fair values attributed to the acquired assets and liabilities are provisional and may be revised.

Valley Power

On 17 October 2005 IPM Eagle LLP completed the disposal of Valley Power Pty Ltd, the owner of a 300 MW peaking plant in Victoria, Australia, to Snowy Hydro Ltd. IPM acquired its interest in Valley Power as part of the acquisition of the international generation portfolio of Edison Mission Energy in December 2004. The divestment has been carried out as per an agreement with the Australian Competition and Consumer Commission (ACCC) reached at the time of the Edison Mission Energy acquisition.

Pego

On 13 December 2005 the Company acquired an additional 5% shareholding in the 600 MW Pego power plant and associated companies from EdF, increasing the Company's ownership to 50%.

Acquisitions during 2004

Edison Mission Energy

The fair value of certain assets and liabilities, associated with the acquisition of the international generation portfolio of Edison Mission Energy, have been revised during the year on the completion of the initial accounting. The significant adjustments relate to the finalisation of the valuation of the long-term hedge agreement between Loy Yang B and the Victoria state government in Australia, the valuation of certain acquired cap contracts in relation to Loy Yang B, the impact of tax rebasing on the fair value of Loy Yang B and the fair value of Valley Power which was disposed of during the year. There is no impact on the total net assets acquired from Edison Mission Energy.

6.     Reconciliation between UK GAAP and IFRS

For further information on this reconciliation, refer to the press release "Update on adoption of International Financial Reporting Standards" released on 24 March 2005, which can be read at www.ipplc.com.


                                                        As at           As at
                                                  31 December     31 December
                                                         2004            2003
                                                         GBPm            GBPm

Total equity under UK GAAP                              2,062           1,560

Adjustments:
a.       IAS 12 Income tax                                (42)            (31)
b.       IAS 19 Employee benefits                         (10)            (11)
c.       IFRS 2 Share-based payments                        5               2
d.       IAS 10 Events after the balance sheet date
         (reversal of dividend accrual)                    37               -
e.       Others including IAS 36 Impairment of assets       6               5

Total equity under IFRS                                 2,058           1,525

                                                   Year ended
                                                  31 December
                                                         2004
                                                         GBPm

Retained profit under UK GAAP                              57

Adjustments:
a.       IAS 12 Income tax                                  1
b.       IAS 19 Employee benefits                           1
c.       IFRS 2 Share-based payments                        1
d.       IAS 10 Events after the balance sheet date
         (reversal of dividend accrual)                    37
e.       Others including IAS 36 Impairment of assets       1

Minority interests                                          6

Profit for the year under IFRS                            104


Explanation of the significant differences between UK GAAP and IFRS which affect the Group

a.       IAS 12 Income tax

Deferred tax is recognised on the difference between the tax and book values of an asset or liability that existed at the date of acquisition in a business combination.

The tax charge in the income statement is affected by the inclusion of the share of joint ventures' and associates' tax charge in the Group's profit from operations.

b.       IAS 19 Employee benefits

The pension schemes' surpluses and deficits are recognised in full as at 1 January 2004, with a corresponding adjustment to reserves. The corridor method is applied in recognising future actuarial gains and losses. These will be recognised in the income statement to the extent they exceed the greater of 10% of the gross assets or gross liabilities of the schemes. The amount recognised in the following year is the excess amortised over the remaining average service lives of the employees in the schemes.

c.       IFRS 2 Share-based payments

A charge is made for both employee share ownership plans (ESOPs) and other share-based schemes based on actuarial valuations of the fair value of the option or scheme at the time of grant or inception.

d. IAS 10 Events after the balance sheet date (reversal of dividend accrual)

Dividends are not accrued until they are approved at the Annual General Meeting.

e.       IAS 36 Impairment of assets

Positive goodwill is not subject to amortisation but is evaluated annually for impairment or whenever changes in circumstances indicate that goodwill might be impaired. Negative goodwill arising on future acquisitions will be recognised directly in the income statement.

f.       IAS 32 and IAS 39 Financial instruments

Financial assets and financial liabilities are recognised on the Group's balance sheet when the Group becomes a party to the contractual provisions of the instrument.

Financial liabilities and equity instruments

Financial liabilities and equity instruments are classified according to the substance of the contractual arrangements into which the Group has entered. An equity instrument is any contract that evidences a residual interest in the assets of the Group after deducting all of its liabilities.

Other investments

Other investments are classified as either held for trading or available-for-sale, and are measured at subsequent reporting dates at fair value. Where quoted market prices in an active market are not available, and where fair value cannot be reliably measured, unquoted equity instruments are measured at cost. Where securities are held for trading purposes, gains and losses arising from changes in fair value are included in net profit or loss for the year.

Available-for-sale investments are initially recorded at cost and then remeasured at subsequent reporting dates to fair value. Unrealised gains and losses on available-for-sale investments are recognised directly in equity. However impairment losses, foreign exchange gains and losses and interest calculated using the effective interest method are recognised in the income statement. On disposal or impairment of the investments, the gains and losses in equity are recycled into the income statement.

Convertible bonds

Split accounting is applied to the convertible debt, whereby the debt component is separated from any equity component or embedded derivative. The resulting discounted value of debt is accreted to the redemption value at maturity increasing the annual interest charge. An equity component of a convertible bond is held in equity and not revalued unless and until the bond is converted. Any embedded derivative would be marked to market through the income statement at reporting year ends.

There is no impact on the results for 2004 as IAS 32 and IAS 39 are not implemented retrospectively. The embedded derivative option was closed out in January 2005 and no future mark to market adjustment is required as the bond is now considered a debt instrument with an equity component only.

Derivative financial instruments and hedge accounting

All qualifying derivatives are recognised at fair value on the balance sheet. Gains and losses on derivatives that do not meet the hedge accounting criteria are recognised in the income statement. Gains and losses on derivatives that qualify for cash flow hedge accounting are initially recognised as a separate component of equity (to the extent that the hedge is effective) and subsequently recycled to the income statement as the hedged item impacts earnings. Any ineffective element of these hedges is immediately recognised in the income statement.

There is no impact on the results for 2004 as IAS 32 and IAS 39 are implemented prospectively with no restatement to comparatives.

7.     Dividends

At the Company's Annual General Meeting held on 17 May 2005, shareholders approved the payment of a final dividend of 2.5p per Ordinary Share to members on the register as at 27 May 2005. This dividend amounted to GBP37 million and was previously reported in the Company's UK GAAP consolidated profit and loss account for the year ended 31 December 2004. Under IFRS, following shareholder approval in the year, it is treated as an appropriation of equity. The dividend was paid to shareholders on 8 July 2005.

8.     Events after the balance sheet date

In January 2006 International Power signed an agreement to acquire 40% of the Hidd independent power and water project in Bahrain. Completion is expected to take place in July 2006.

Also in January 2006 Rugeley received a further GBP15 million in respect of our claim for compensation for the termination of the TXU tolling agreement in November 2002.

9.     Annual report and accounts

The financial information set out above does not constitute the Group's statutory accounts for the year ended 31 December 2005 and the year ended 31 December 2004, but is derived from those accounts. Statutory accounts for the year ended 31 December 2004 have been delivered to the registrar of companies. Those for the year ended 31 December 2005 will be delivered following the Company's annual general meeting. The auditors have reported on those accounts; their reports were unqualified and did not contain statements under section 237
(2) or (3) of the Companies Act 1985.

Copies of the full Annual Report and Accounts for the year ended 31 December 2004, prepared under UK GAAP, and the preliminary statement for the year ended 31 December 2005 are available from the Company's website www.ipplc.com or by calling or writing to International Power plc, Senator House, 85 Queen Victoria Street, London EC4V 4DP or sending an e-mail to ipr.relations@ipplc.com.
Telephone: +44 (0)20 7320 8600. The Annual Report and Accounts for the year ended 31 December 2005 will be sent to shareholders shortly and will be available from the Company's website.

International Power plc

Additional information for shareholders that does not form part of the year end accounts

For the year ended 31 December 2005



Additional segmental information

The share of results of joint ventures and associates on the face of the income statement is shown after interest, taxation and minority interest in arriving at profit from operations. The geographical segmental analysis of profit from operations excluding exceptional items is presented in note 2 to the accounts. The segmental table below presents the geographical segmental analysis of profit from operations for joint ventures and associates before deducting interest, tax and minority interest. An analysis of share of joint ventures' and associates' interest, tax and minority interest is also presented below.


                                 Year ended 31 December 2005           Year ended 31 December 2004

                                           Share of                                Share of
                                              joint                                   joint
                                           ventures                                ventures
                                                and                                     and
                         Subsidiaries    associates    Total     Subsidiaries    associates    Total
                                 GBPm          GBPm     GBPm             GBPm          GBPm     GBPm
Profit from operations

(including results from
JVs and associates before
interest, tax and minority
interest and excluding
exceptional items)

North America                      20            43       63              (29)           16      (13)
Europe                            205            96      301               52            61      113
Middle East                        12            27       39               13            16       29
Australia                         119            10      129               96             6      102
Asia                                6           169      175                9            80       89

                                  362           345      707              141           179      320

Corporate costs                   (59)            -      (59)             (32)            -      (32)

                                  303           345      648              109           179      288


Reconciliation of segment result between IFRS and UK GAAP presentational format


                                                    Year ended    Year ended
                                                   31 December   31 December
                                                          2005          2004
                                                          GBPm          GBPm

Profit from operations (excluding exceptional
items)                                                     501           222

Add back:
Share of JVs' and associates' interest                      90            46
Share of JVs' and associates' taxation                      56            17
Share of JVs' and associates' minority interest              1             3

Profit from operations (including results from JVs
and associates before interest, tax and minority
interest)                                                  648           288


Additional information for shareholders that does not form part of the year end accounts

For the year ended 31 December 2005


Effective tax rate and interest cover ratio (pre-exceptional items)

The following table shows the calculation of the effective tax rate and interest cover ratio for the group (excluding exceptional items):


                                                    Year ended    Year ended
                                                   31 December   31 December
                                                          2005          2004
                                                          GBPm          GBPm

Profit from operations (excluding exceptional items)       501           222

Add back:
Share of JVs' and associates' interest                      90            46
Share of JVs' and associates' taxation                      56            17
Share of JVs' and associates' minority interest              1             3

Profit before total interest and tax expense               648           288
Total net interest expense (including share of JVs
and associates)                                           (292)         (123)

Profit before total tax expense                            356           165
Total income tax expense (including share of JVs
and associates)                                           (111)          (42)

Profit after tax                                           245           123

Total minority interest (including share of JVs
and associates)                                            (46)          (11)

Profit attributable to the equity holders (excluding
exceptional items)                                         199           112

Effective tax rate                                          31%           25%

Interest cover ratio                                       2.2x          2.3x



Consolidated Income Statement
For the quarter ended 31 December 2005


                                        Quarter ended                              Quarter ended
                                      31 December 2005                          31 December 2004

                              Excluding                    Including        Excluding                    Including
                            exceptional   Exceptional    exceptional      exceptional   Exceptional    exceptional
                                  items        items*          items            items        items*          items
                      Note         GBPm          GBPm           GBPm             GBPm          GBPm           GBPm
Revenue: Group and
share of joint
ventures and
associates                          947             -            947              362             -            362
Less: share of joint
ventures' and
associates'
revenue                            (319)            -           (319)            (147)            -           (147)
Group revenue            2          628             -            628              215             -            215
Cost of sales                      (523)           52           (471)            (175)            -           (175)

Gross profit                        105            52            157               40             -             40
Other operating income               16             -             16               17             -             17
Other operating expenses            (32)            -            (32)             (31)            -            (31)
Share of results of
joint ventures and                   67             -             67               34             -             34
associates

Profit from operations   2          156            52            208               60             -             60
Disposal of investments               -            10             10                -             -              -
Finance income                       16             -             16               10             -             10
Finance expenses                    (73)            -            (73)             (28)           (9)           (37)
Profit before tax                    99            62            161               42            (9)            33
Income tax expense                  (24)          (17)           (41)              (8)            -             (8)
Profit for the period                75            45            120               34            (9)            25
Attributable to:
Minority interests                   17             -             17                4            (2)             2
Equity holders of
the parent                           58            45            103               30            (7)            23
Earnings per share:

Basic                               3.9p                         7.0p             2.0p                         1.6p
Diluted                             3.8p                         6.6p             2.0p                         1.5p

* Following the implementation of IFRS, the Group has decided to continue with its separate presentation of certain items as exceptional. These are items which, in the judgement of the Directors, need to be disclosed separately by virtue of their size or incidence in order for the reader to obtain a proper understanding of the financial information (see note 3).


Consolidated Balance Sheet
As at 31 December 2005


                                                        As at             As at
                                                  31 December       31 December
                                                         2005              2004
                                                         GBPm              GBPm

Non-current assets
Goodwill and intangible assets                            383               206
Property, plant and equipment                           4,207             3,542
Investments                                             1,379             1,255
Other long-term receivables                               623               664
Total non-current assets                                6,592             5,667

Current assets
Inventories                                               110                91
Trade receivables and prepayments                         408               238
Derivative financial instruments                          268                 -
Assets held for trading                                    52                47
Cash and cash equivalents                                 620               565

Total current assets                                    1,458               941

Total assets                                            8,050             6,608

Current liabilities
Loans and bonds                                           187               100
Derivative financial instruments                          496                 -
Other current liabilities                                 617               445

Total current liabilities                               1,300               545

Non-current liabilities
Loans and bonds                                         3,464             3,257
Derivative financial instruments                          191                 -
Trade and other payables                                   95               170
Deferred tax liabilities                                  557               514
Other provisions                                           68                64

Total non-current liabilities                           4,375             4,005

Total liabilities                                       5,675             4,550

Net assets                                              2,375             2,058

Equity

Share capital                                             737               737
Reserves                                                1,355             1,096

Total equity attributable to equity
holders of parent                                       2,092             1,833
Minority interests                                        283               225

Total equity                                            2,375             2,058

Net debt                                               (2,979)           (2,745)
Gearing                                                 125.4%            133.4%
Debt capitalisation                                      55.6%             57.2%



Consolidated Statement of Changes in Total Equity
For the quarter ended 31 December 2005

                                                Quarter ended     Quarter ended
                                                  31 December       31 December
                                                         2005             2004
                                                         GBPm             GBPm


Foreign exchange translation differences (net
of tax)                                                    19               (6)
Fair value movement on cash flow hedges taken
to equity                                                  12                -

Net expense recognised directly in equity                  31               (6)

Net profit for the period                                 120               25

Total recognised income and expense for the
period                                                    151               19

Issue of shares                                             2                -
Minority interests in acquisitions and disposals            -               23
Equity funding from minority interests                      -              154
Dividends to minority interests in subsidiaries            (3)               -
Other movements                                             -               (1)

Net increase in total equity                              150              195

Balance at beginning of period                          2,222            1,863

Restatement on adoption of IAS 32 and IAS 39
at 1 January 2005                                           3                -

Balance at end of period                                2,375            2,058



Consolidated Cash Flow Statement
For the quarter ended 31 December 2005

                                                Quarter ended    Quarter ended
                                                  31 December      31 December
                                                         2005             2004
                                         Note            GBPm             GBPm

Net cash inflow from operating activities   4              95                9

Investing activities
Purchase of property, plant and equipment
- growth                                                  (44)             (44)
Acquisitions of subsidiaries net of cash
acquired                                                    -           (1,045)
Acquisitions of investments                                (5)               -
Returns from joint ventures and associates                 15                6
Other financial investment                                  -                8
Proceeds from disposals of subsidiaries                    73                -

Net cash used in investing activities                      39           (1,075)

Financing activities
Proceeds from share issue                                   2                -
(Net repayments)/advances from banks                      (51)             601
Funding from minority interests                             8              152
Dividends paid to minority interests                       (3)               -

Net cash from financing activities                        (44)             753

Net increase/(decrease) in cash and cash
equivalents                                                90             (313)

Cash and cash equivalents at beginning of
period                                                    536              881

Effect of foreign exchange rates thereon                   (6)             (3)

Cash and cash equivalents at end of period                620             565



Notes to the Accounts
For the quarter ended 31 December 2005

1.     Basis of preparation

This quarterly financial information has been prepared in accordance with adopted IFRS and its interpretations issued by the International Accounting Standards Board (IASB).

2.     Segmental analysis


                           Quarter ended 31 December 2005         Quarter ended 31 December 2004

                                           Share of                                Share of
                                              joint                                   joint
                                           ventures                                ventures
                                                and                                     and
                         Subsidiaries    associates    Total     Subsidiaries    associates    Total
                                 GBPm          GBPm     GBPm             GBPm          GBPm     GBPm

Revenue
North America                     157            51      208               16            21       37
Europe                            381           139      520              131            66      197
Middle East                         6            11       17                6            11       17
Australia                          76            23       99               56             2       58
Asia                                8            95      103                6            47       53

                                  628           319      947              215           147      362



                           Quarter ended 31 December 2005         Quarter ended 31 December 2004

                                           Share of                                Share of
                                              joint                                   joint
                                           ventures                                ventures
                                                and                                     and
                         Subsidiaries    associates    Total     Subsidiaries    associates    Total
                                 GBPm          GBPm     GBPm             GBPm          GBPm     GBPm

Profit/(loss) from
operations (excluding
exceptional items)
North America                       6            15       21              (17)            2      (15)
Europe                             99            16      115               28            14       42
Middle East                         2             4        6                2             2        4
Australia                          16             4       20               21            (1)      20
Asia                               (5)           28       23                2            17       19

                                  118            67      185               36            34       70
Corporate costs                   (29)            -      (29)             (10)            -      (10)

                                   89            67      156               26            34       60


Notes



1. The segmental profit from operations after exceptional items for the quarter ended 31 December 2005 is GBP167 million for Europe.
2. UK GAAP format segmental information is provided on page 41 of this report. This additional table presents the profit from operations for joint ventures and associates before deducting interest, tax and minority interest.

3.     Exceptional items

Following the implementation of IFRS, the Group has decided to continue with its separate presentation of certain items as exceptional. These are items which, in the judgement of the Directors, need to be disclosed separately by virtue of their size or incidence in order for the reader to obtain a proper understanding of the financial information.


                                                 Quarter ended   Quarter ended
                                                   31 December     31 December
                                                          2005            2004
                                                          GBPm            GBPm

Impairment reversal of Rugeley                              52               -

Exceptional items recognised in cost of sales               52               -

Profit on disposal of Tri Energy                             4               -
Profit on disposal of shares in Interconnector UK            3               -
Profit on disposal of land in Thailand                       3               -

Exceptional items recognised in disposal of investments     10               -

Other refinancing costs                                      -              (9)

Exceptional items recognised in finance expenses             -              (9)


Taxation on Rugeley impairment reversal                    (16)              -
Taxation on disposal of shares in Interconnector UK
and on disposal of land in Thailand                         (1)              -
Taxation on exceptional items                              (17)              -

Total exceptional items after attributable taxation         45              (9)


4.     Reconciliation of profit to net cash inflow from operating activities


                                                 Quarter ended   Quarter ended
                                                   31 December     31 December
                                                          2005            2004
                                                          GBPm            GBPm
Profit for the period                                      120              25

Adjustments for:
Net interest expense                                        57              27
Tax expense                                                 41               8
Share of profit of joint ventures and associates           (67)            (34)
Depreciation of property, plant and equipment
and amortisation of intangibles                             74              23
Decrease in finance lease receivables                        2               2
Profit on disposal of investments                           (3)              -
Exceptional impairment reversal                            (52)              -
Other non-cash movements                                     5               -
Increase in provisions                                       7               1

Adjustment for non-cash items                               64              27
Dividends received from joint ventures and associates       38              14
Purchase of property, plant and equipment -
maintenance                                                (39)            (20)

Operating cash flows before movements in working capital   183              46
(Increase)/decrease in working capital                     (22)              5

Cash generated from operations                             161              51
Taxes paid                                                 (15)             (4)
Net interest paid                                          (46)            (12)

Free cash flow                                             100              35
Finance costs - exceptional                                 (5)             (4)
Refinancing costs capitalised on acquisition debt            -             (22)

Net cash inflow from operating activities                   95               9


5.     Acquisitions and disposals

Acquisitions during the fourth quarter of 2005

Valley Power

On 17 October 2005 IPM Eagle LLP, a 70% subsidiary of International Power plc, completed the disposal of Valley Power Pty Ltd, the owner of a 300 MW peaking plant in Victoria, Australia, to Snowy Hydro Ltd. IPM acquired its interest in Valley Power as part of the acquisition of the international generation portfolio of Edison Mission Energy in December 2004. The divestment has been carried out as per an agreement with the Australian Competition and Consumer Commission (ACCC) reached at the time of the Edison Mission Energy acquisition.

Pego

On 13 December 2005 the Company acquired an additional 5% shareholding in the 600 MW Pego power plant and associated companies from EdF, increasing the Company's ownership to 50%.

Acquisitions during the fourth quarter of 2004

Edison Mission Energy

The fair value of certain assets and liabilities, associated with the acquisition of the international generation portfolio of Edison Mission Energy, have been revised during the year on completion of the initial accounting. The significant adjustments relate to the finalisation of the valuation of the long-term hedge agreement between Loy Yang B and the Victoria state government in Australia, the valuation of certain acquired cap contracts in relation to Loy Yang B, the impact of tax rebasing on the fair value of Loy Yang B and the fair value of Valley Power which was disposed of during the year. There is no impact on the total net assets acquired from Edison Mission Energy.

6.     Reconciliation between UK GAAP and IFRS

For further information on this reconciliation, refer to the press release "Update on adoption of International Financial Reporting Standards" released on 24 March 2005, which can be read at www.ipplc.com.


                                                         As at         As at
                                                   31 December   31 December
                                                          2004          2003
                                                          GBPm          GBPm

Total equity under UK GAAP                               2,062         1,560

Adjustments:
a.       IAS 12 Income tax                                 (42)          (31)
b.       IAS 19 Employee benefits                          (10)          (11)
c.       IFRS 2 Share-based payments                         5             2
d.       IAS 10 Events after the balance sheet date
         (reversal of dividend accrual)                     37             -
e.       Others including IAS 36 Impairment of assets        6             5

Total equity under IFRS                                  2,058         1,525

                                                       Quarter
                                                         ended
                                                   31 December
                                                          2004
                                                          GBPm

Retained loss under UK GAAP                                (15)

Adjustments:
a.       IAS 12 Income tax                                   -
b.       IAS 19 Employee benefits                            -
c.       IFRS 2 Share-based payments                         1
d.       IAS 10 Events after the balance sheet date
         (reversal of dividend accrual)                     37
e.       Others including IAS 36 Impairment of assets        -

Minority interest                                            2

Profit for the period under IFRS                            25


Explanation of the significant differences between UK GAAP and IFRS which affect the Group

a.       IAS 12 Income tax

Deferred tax is recognised on the difference between the tax and book values of an asset or liability that existed at the date of acquisition in a business combination.

The tax charge in the income statement is affected by the inclusion of the share of joint ventures' and associates' tax charge in the Group's profit from operations.

b.       IAS 19 Employee benefits

The pension schemes' surpluses and deficits are recognised in full as at 1 January 2004, with a corresponding adjustment to reserves. The corridor method is applied in recognising future actuarial gains and losses. These will be recognised in the income statement to the extent they exceed the greater of 10% of the gross assets or gross liabilities of the schemes. The amount recognised in the following year is the excess amortised over the remaining average service lives of the employees in the schemes.

c.       IFRS 2 Share-based payments

A charge is made for both employee share ownership plans (ESOPs) and other share-based schemes based on actuarial valuations of the fair value of the option or scheme at the time of grant or inception.

d. IAS 10 Events after the balance sheet date (reversal of dividend accrual)

Dividends are not accrued until they are approved at the Annual General Meeting.

e.       IAS 36 Impairment of assets

Positive goodwill is not subject to amortisation but is evaluated annually for impairment or whenever changes in circumstances indicate that goodwill might be impaired. Negative goodwill arising on future acquisitions will be recognised directly in the income statement.

f.       IAS 32 and IAS 39 Financial instruments

Financial assets and financial liabilities are recognised on the Group's balance sheet when the Group becomes a party to the contractual provisions of the instrument.

Financial liability and equity instruments

Financial liabilities and equity instruments are classified according to the substance of the contractual arrangements into which the Group has entered. An equity instrument is any contract that evidences a residual interest in the assets of the Group after deducting all of its liabilities.

Other investments

Other investments are classified as either held for trading or available-for-sale, and are measured at subsequent reporting dates at fair value. Where quoted market prices in an active market are not available, and where fair value cannot be reliably measured, unquoted equity instruments are measured at cost. Where securities are held for trading purposes, gains and losses arising from changes in fair value are included in net profit or loss for the period.

Available-for-sale investments are initially recorded at cost and then remeasured at subsequent reporting dates to fair value. Unrealised gains and losses on available-for-sale investments are recognised directly in equity. However impairment losses, foreign exchange gains and losses and interest calculated using the effective interest method are recognised in the income statement. On disposal or impairment of the investments, the gains and losses in equity are recycled into the income statement.

Convertible bonds

Split accounting is applied to the convertible debt, whereby the debt component is separated from any equity component or embedded derivative. The resulting discounted value of debt is accreted to the redemption value at maturity increasing the annual interest charge. An equity component of a convertible bond is held in equity and not revalued unless and until the bond is converted. Any embedded derivative would be marked to market through the income statement at reporting period ends.

There is no impact on the results for 2004 as IAS 32 and IAS 39 are not implemented retrospectively. The embedded derivative option was closed out in January 2005 and no future mark to market adjustment is required as the bond is now considered a debt instrument with an equity component only.

Derivative financial instruments and hedge accounting

All qualifying derivatives are recognised at fair value on the balance sheet. Gains and losses on derivatives that do not meet the hedge accounting criteria are recognised in the income statement. Gains and losses on derivatives that qualify for cash flow hedge accounting are initially recognised as a separate component of equity (to the extent that the hedge is effective) and subsequently recycled to the income statement as the hedged item impacts earnings. Any ineffective element of these hedges is immediately recognised in the income statement.

There is no impact on the results for 2004 as IAS 32 and IAS 39 are implemented prospectively, with no restatement of comparatives.

7.     Dividends

At the Company's Annual General Meeting held on 17 May 2005, shareholders approved the payment of a final dividend of 2.5p per Ordinary Share to members on the register as at 27 May 2005. This dividend amounted to GBP37 million and was previously reported in the Company's UK GAAP consolidated profit and loss account for the year ended 31 December 2004. Under IFRS, following shareholder approval in the period, it is treated as an appropriation of equity. The dividend was paid to shareholders on 8 July 2005.

8.     Events after the balance sheet date

In January 2006 International Power signed an agreement to acquire 40% of the Hidd independent power and water project in Bahrain. Completion is expected to take place in July 2006.

Also in January 2006 Rugeley received a further GBP15 million in respect of our claim for compensation for the termination of the TXU tolling agreement in November 2002.

9.     Annual report and accounts

The financial information set out above does not constitute the Group's statutory accounts for the year ended 31 December 2005 and the year ended 31 December 2004, but is derived from those accounts. Statutory accounts for the year ended 31 December 2004 have been delivered to the registrar of companies. Those for the year ended 31 December 2005 will be delivered following the Company's annual general meeting. The auditors have reported on those accounts; their reports were unqualified and did not contain statements under section 237
(2) or (3) of the Companies Act 1985.

Copies of the full Annual Report and Accounts for the year ended 31 December 2004, prepared under UK GAAP, and the preliminary statement for the year ended 31 December 2005 are available from the Company's website www.ipplc.com or by calling or writing to International Power plc, Senator House, 85 Queen Victoria Street, London EC4V 4DP or sending an e-mail to ipr.relations@ipplc.com.
Telephone: +44 (0)20 7320 8600. The Annual Report and Accounts for the year ended 31 December 2005 will be sent to shareholders shortly and will be available from the Company's website.


Additional information for shareholders that does not form part of the quarterly accounts

For the quarter ended 31 December 2005

Additional segmental information

The share of results of joint ventures and associates on the face of the income statement is shown after interest, taxation and minority interest in arriving at profit from operations. The geographical segmental analysis of profit from operations excluding exceptional items is presented in note 2 to the accounts. The segmental table below presents the geographical segmental analysis of profit from operations for joint ventures and associates before deducting interest, tax and minority interest. An analysis of share of joint ventures' and associates' interest, tax and minority interest is also presented below.


                           Quarter ended 31 December 2005         Quarter ended 31 December 2004

                                           Share of                                Share of
                                              joint                                   joint
                                           ventures                                ventures
                                                and                                     and
                         Subsidiaries    associates    Total     Subsidiaries    associates    Total
                                 GBPm          GBPm     GBPm             GBPm          GBPm     GBPm

Profit from operations
(including results from
JVs and associates before
interest, tax and minority
interest and excluding
exceptional items)
North America                       6            14       20              (17)            5      (12)
Europe                             99            18      117               28            20       48
Middle East                         2             9       11                2             6        8
Australia                          16             5       21               21             1       22
Asia                               (5)           44       39                2            22       24

                                  118            90      208               36            54       90
Corporate costs                   (29)            -      (29)             (10)            -      (10)

                                   89            90      179               26            54       80


Reconciliation of segment result between IFRS and UK GAAP presentational format


                                               Quarter ended      Quarter ended
                                            31 December 2005   31 December 2004
                                                        GBPm               GBPm

Profit from operations
(excluding exceptional                                   156                 60
items)

Add back:
Share of JVs' and associates' interest                    12                 15
Share of JVs' and associates' taxation                    11                  5
Share of JVs' and associates' minority interest            -                  -

Profit from operations (including results from
JVs and associates before interest, tax
and minority interest)                                   179                 80


Additional information for shareholders that does not form part of the quarterly accounts

For the quarter ended 31 December 2005

Effective tax rate and interest cover ratio (pre-exceptional items)

The following table shows a reconciliation of the effective tax rate and interest cover ratio for the group (excluding exceptional items):


                                               Quarter ended      Quarter ended
                                                 31 December        31 December
                                                        2005               2004
                                                        GBPm               GBPm

Profit from operations (excluding exceptional            156                 60
items)

Add back:
Share of JVs' and associates' interest                    12                 15
Share of JVs' and associates' taxation                    11                  5
Share of JVs' and associates' minority interest            -                  -

Profit before total interest and taxation                179                 80
Total interest expense (including share of JVs and
associates)                                              (69)               (33)

Profit before total tax expense                          110                 47
Total income tax expense (including share of JVs
and associates)                                          (35)               (13)

Profit after tax                                          75                 34
Total minority interest (including share of JVs and
associates)                                              (17)                (4)

Profit attributable to the equity holders
(excluding exceptional items)                             58                 30
Effective tax rate                                        32%                28%

Interest cover ratio                                     2.6x               2.4x



                                                INTERNATIONAL POWER plc
                                                (Registrant)


                             By: /s/ Stephen Ramsay
                            --------------------------------------------
                             Stephen Ramsay, Company Secretary